UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 30 November 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X         Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

ANNUAL GENERAL MEETING RESULTS

Harmony Gold Mining Company Limited (‘the Company’) advises that the Company’s Annual General Meeting was held today, Wednesday
30 November 2011. All the proposed ordinary and special
resolutions in the Notice of the Annual General Meeting dated 24
October 2011 to shareholders were approved by the requisite
majority of shareholders present in person and or by proxy or representation.

For more details contact:
Henrika Basterfield
Investor Relations Officer
on +27(0)82 759 1775
henrika@harmony.co.za
30 November 2011

Sponsor:
J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 30, 2011
Harmony Gold Mining Company Limited
By:    /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director